Mail Stop 0309	December 9, 2004

Mark J. Ahn, Ph.D.
President and CEO
Hana Biosciences, Inc.
400 Oyster Point Boulevard, Suite 215
South San Francisco, CA 94080

Re:	Hana Biosciences, Inc.
Amendment No. 2 to Registration Statement on Form SB-2, filed November 24, 2004
      File No. 333-118426

Dear Dr. Ahn:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In your prior response letter, you stated that the Company planned to file Form 8-K relating to the intended change in fiscal year
(Item
5.03). We were unable to locate this filing. Please advise.

2. All financial statements to be filed by the Company subsequent to completion of the reverse acquisition should be those of the accounting acquirer, as adjusted to reflect the recapitalization of
Hana. We noted that the historical financial statements have not been adjusted to reflect this recapitalization. Please revise the historical shares outstanding in all financial statements and related disclosures included in this filing to the ultimate exchange ratio implicit in the reverse acquisition.

Summary, pages 3-6

3. Please eliminate or explain the jargon and technical terms in the forepart of your prospectus. For example, these words appear in your summary: "lingual," "oral mucosa" and "pharmacokinetic." Instead, please explain these concepts in concrete, everyday language. Further, place any industry terms you use in context so those potential investors who do not work in your industry can understand the disclosure. See Rule 421(d)(2)(ii) of Regulation C.

4. Please revise your summary to include a discussion of your history of losses. The losses and your accumulated deficit should be quantified. This information and the information relating to your risks should be presented before the summary of your Corporate History. Please revise accordingly.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Liquidity and Capital Resources, page 23

5. Please explain what you mean by "similar sources of capital previously described."

Research and Development Projects, page 26

6. Please revise to explain the term "pilot pharmacokinetic study" the first time it is used.

License Agreements, page 42

7. Please revise the description of your agreement with NovaDel on page 43 to disclose the value of the 73,121 shares issued to them.

Exhibits

8. Please file your License and Development Agreement with NovaDel Pharma, Inc. as an exhibit to the registration statement prior to requesting acceleration for effectiveness.


Note 5. Issuance of Securities, page F-8

9. Refer to your response to comment 14. We note your explanation for determining compensation expense based on market values of $1.18 per share and $1.43 per share. Please tell us the dates for each stock option grant between November 1, 2003 and February 1, 2004 and provide a more specific explanation of how you determined the related market values. Discuss the relevance of the Company`s stock trading price on each grant date. Also, we note that 270,884 options were granted between February 1, 2004 and February 15, 2004, when the Company completed its IPdR acquisition and sold 1,987,846 shares of common stock at $2.375 per share. Use of a value other than $2.375 per share for the options granted in February 2004 does not appear to be appropriate. We note that you issued options on August 18, 2004 at
$2.37 per share, subsequent to the preferred stock issuance on July
21, 2004 at $3.34 per share. It appears that a fair value valuation of $3.34 per share in August may be more appropriate for determining compensation expense related to the options issued. Please advise.

Pro Forma Condensed Combined Financial Statements

10. Refer to your response to comment 16. Please tell us more specifically the basis for your conclusion that the non-detachable conversion rights relating to each Series A preferred share sold on
July 21, 2004 were not in-the-money at the commitment date. We note that each of these preferred shares is convertible into 1.41 shares of the common stock of Email Real Estate.com (now Hana Biosciences).
The value of each Series A preferred share in relation to the value of the Company`s common stock at the commitment date appears to indicate the existence of a beneficial conversion feature.


*	*	*	*	*


      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Frank Wyman at (202) 942-2851 or Mary Mast at
(202) 942-1858 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 824-5304 or Suzanne Hayes at (202) 942-1789 with any other questions.

								Sincerely,



								Jeffrey P. Riedler
								Assistant Director

cc:	Christopher J. Melsha, Esq.
      Maslon Edelman Borman & Brand, LLP
      90 South 7th Street, Suite 3300
      Minneapolis, Minnesota 55402
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Mark J. Ahn, Ph.D.
December 9, 2004
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